11022266

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 6 2011
08 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 AND ENDING 06/30/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
575 Lynnhaven Parkway Suite 310
(No. and Street)
Virginia Beach, VA 23452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Witt Mares, PLC
(Name – *if individual, state last, first, middle name*)
150 West Main Street Suite 1150 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

FERN E. VAZQUEZ
COMMONWEALTH OF VIRGINIA
REGISTRATION NO. 193308
MY COMM. EXPIRES 10/31/2013
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

(a wholly owned subsidiary)

FINANCIAL REPORT

JUNE 30, 2011 AND 2010

TABLE OF CONTENTS

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statements of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) as of June 30, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Witt Mares, PLC

Norfolk, Virginia
August 4, 2011

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Financial Condition

June 30, 2011 and 2010

		2011		2010
ASSETS				
Cash and cash equivalents	$	**149,838**	$	65,745
Investments		**79,471**		75,624
Commissions receivable		**51,419**		69,907
Income tax receivable		**-**		17,272
Accounts receivable - related party		**40,580**		40,580
Prepaid expenses		**14,936**		18,625
Property and equipment, net		**30,849**		32,598
Licensing costs, net		**361**		807
Total assets	$	**367,454**	$	321,158
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Commissions payable	$	**35,646**	$	48,832
Net deferred income taxes		**12,196**		4,285
Total liabilities		**47,842**		53,117
STOCKHOLDERS' EQUITY				
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		**15,000**		15,000
Additional paid-in capital		**91,667**		91,667
Retained earnings		**212,945**		161,374
Total stockholders' equity		**319,612**		268,041
Total liabilities and stockholders' equity	$	**367,454**	$	321,158

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Operations

Years Ended June 30, 2011 and 2010

	2011	2010
COMMISSION INCOME	$ 1,966,525	$ 1,553,017
EXPENSES		
Commissions	1,372,640	1,093,974
Management fees	447,868	461,440
Professional fees	23,909	22,594
Taxes and licenses	32,324	31,868
Office expense	12,306	9,904
Depreciation	12,485	12,368
Amortization	446	446
Travel and entertainment	608	-
Education	-	2,000
Total expenses	1,902,586	1,634,594
Operating income (loss)	63,939	(81,577)
OTHER INCOME		
Interest income	311	301
Unrealized gain on investments	1,423	314
Total other income	1,734	615
Income (loss) before income taxes	65,673	(80,962)
INCOME TAX BENEFIT (PROVISION)	(14,102)	17,745
NET INCOME (LOSS)	$ 51,571	$ (63,217)

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Changes in Stockholders' Equity

Years Ended June 30, 2011 and 2010

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
June 30, 2009	1,500	$ 15,000	$ 91,667	$ 224,591
Net loss	-	-	-	(63,217)
June 30, 2010	1,500	15,000	91,667	161,374
Net income	-	-	-	51,571
June 30, 2011	1,500	$ 15,000	$ 91,667	$ 212,945

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Cash Flows

Years Ended June 30, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 51,571	$ (63,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	12,485	12,368
Amortization	446	446
Unrealized gain on investments	(1,423)	(314)
Changes in assets and liabilities:		
Deferred income taxes	7,911	(473)
Commissions receivable	18,488	(19,688)
Income tax receivable	17,272	(17,272)
Prepaid expenses	3,689	895
Accounts receivable - related party	-	33,460
Commissions payable	(13,186)	13,748
Net cash provided by (used in) operating activities	97,253	(40,047)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchases of) proceeds from investments	(2,424)	69,698
Purchase of property and equipment	(10,736)	(11,682)
Net cash provided by (used in) investing activities	(13,160)	58,016
Net increase in cash and cash equivalents	84,093	17,969
CASH AND CASH EQUIVALENTS		
Beginning	65,745	47,776
Ending	$ 149,838	$ 65,745
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$ -	$ -

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives of five years using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2011 and 2010 and, accordingly, no allowance was considered necessary.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statements of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes and future capital loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The capital loss carryforward of $1,875 will expire in 2013.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2011 and 2010. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state, or local authorities for years before 2007.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

	2011	2010
Current:		
Federal	$ 4,488	$ (15,159)
State	1,703	(2,113)
Deferred:		
Federal	5,555	(215)
State	2,356	(258)
Income tax (benefit) provision	$ 14,102	$ (17,745)

The Company's total deferred tax assets and liabilities are as follows:

	2011	2010
Total deferred tax assets	$ 1,662	$ 10,090
Less valuation allowance	-	-
	1,662	10,090
Total deferred tax liabilities	(13,858)	(14,375)
Net deferred tax liability	$ (12,196)	$ (4,285)

These amounts have been presented in the Company's financial statements as follows:

	2011	2010
Deferred income taxes, current	$ (7,011)	$ (7,326)
Deferred income taxes, noncurrent	(5,185)	3,041
Net deferred tax liability	$ (12,196)	$ (4,285)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to a capital loss carry forward and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2011 and 2010 will be fully realized and, therefore, no valuation allowance was recorded.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2011 and 2010 consists of the following:

	2011	2010
Computer and office equipment	$ **53,371**	$ 42,635
Computer software	**36,725**	36,725
Less: accumulated depreciation	**(59,247)**	(46,762)
Net property and equipment	$ **30,849**	$ 32,598

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees of $447,868 and $461,440 to FSG for the years ended June 30, 2011 and 2010. As of June 30, 2011 and 2010, FSG owed the Company $40,580 which constituted an intercompany loan.

NOTE 5. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011 and 2010, the Company had net capital of $230,450 and $149,568, which was $225,450 and $144,568 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1 and .33 to 1 at June 30, 2011 and 2010, respectively.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia as of June 30, 2011 and 2010. At times during the year, the balance in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. During fiscal year 2009, the Company opened an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the years 2011 and 2010.

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Securities

Currently, all of the Company's investments are classified as "trading securities" and are valued using Level 1 inputs. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 4, 2011, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2011 and 2010

	2011	2010
NET CAPITAL		
Stockholders' equity	$ 319,612	$ 268,041
Net deferred income taxes	12,196	4,285
Total capital and allowable subordinated liabilities	331,808	272,326
Net Capital addbacks and adjustments:		
Accounts receivable - related party	40,580	40,580
Trails receivable, net	11,889	10,435
Prepaid expenses and other assets	45,785	51,223
Licensing costs, net	361	807
Haircuts on security positions	2,743	2,441
Income tax receivable	-	17,272
	101,358	122,758
Net capital	$ 230,450	$ 149,568
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$ 35,646	$ 48,832
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 225,450	$ 144,568
Ratio: Aggregate indebtedness to net capital	.22 to 1	.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2011	$ 230,450	$ 149,568
Allowable credits - deferred income taxes	-	-
Trails receivable, net	-	-
Audit adjustments to the following accounts:		
Accounts payable, accrued liabilities, expenses and other	-	-
Net capital per above	$ 230,450	$ 149,568

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2011 and 2010

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2011 and 2010

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
June 30, 2011 and 2010

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audits of the financial statements of Financial Security Management, Inc. (the Company), as of and for the years ended June 30, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares, PLC

Norfolk, Virginia
August 4, 2011

Financial Security Management, Inc.

(a wholly owned subsidiary)

FINANCIAL REPORT

JUNE 30, 2011 AND 2010

WITT MARES

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Financial Security Management, Inc.

Report to the Board of Directors and Management
June 30, 2011

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

August 4, 2011

To the Board of Directors and Management
Financial Security Management, Inc.

We are pleased to present the results of our audit of the financial statements of Financial Security Management, Inc. (the "Company") for the year ended June 30, 2011.

This report to the Board of Directors and Management summarizes our audit, the reports to be issued, and various observations related to the Company's operations. The report also reviews the Board of Directors communications as required by our professional standards, as well as current issues that may impact the Company.

The audit is designed to express an opinion on the financial statements and, accordingly, includes assessments of risks that could materially affect the current year's financial statements. In addition to auditing the historical financial statements, we will continue to work with you and Management to understand the Company's business processes and risks, and to provide our business insights responsive to risks that might impact the Company's future results.

We appreciate the opportunity to serve as Financial Security Management Inc.'s independent auditors and would be pleased to respond to questions about this report or any other matters of interest.

Sincerely,

Witt Mares, PLC

Witt Mares, PLC

CONTENTS

REQUIRED COMMUNICATIONS

Professional standards require that we communicate certain matters to the Board of Directors that may assist them in overseeing Management's financial reporting and disclosure process. This information is intended solely for the use of the Board of Directors and Management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties. Below we summarize these required communications as they apply to Financial Security Management, Inc.

Auditors' Responsibilities under U.S. Generally Accepted Auditing Standards (GAAS)
Area: As stated in our engagement letter dated July 15, 2011, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. **Comment:** Our audit of the financial statements does not relieve you or management of your responsibilities.
Planned Scope and Timing of the Audit
Area: We discussed with management prior to fieldwork the planned scope and timing of the audit. **Comment:** We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated July 15, 2011.
Qualitative Aspects of Accounting Practices
Area: Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new significant accounting policies were adopted and the application of existing significant policies was not changed during the year. **Comment:** We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

REQUIRED COMMUNICATIONS (Continued)

Accounting Estimates

Area: Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Comment: The most sensitive estimate affecting the financial statements is the useful lives of the Company's fixed assets. Management's estimate of the useful lives is based on the Company's experience.

We evaluated the key factors and assumptions used to develop the estimates in determining that the estimate of useful lives is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Area: Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

Comment: There were three adjusting entries proposed by us relating to the 2011 audit. See Summary of Corrected Misstatements on page 5.

The Summary of Uncorrected Misstatements on page 6 summarizes one uncorrected misstatement of the financial statements. Management has determined that the effect is immaterial to the financial statements taken as a whole and we concur.

In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

Area: For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report.

Comment: We are pleased to report that no such disagreements arose during the course of our audit.

REQUIRED COMMUNICATIONS (Concluded)

Management Representations

We have requested certain representations from management that are included in the management representation letter dated August 4, 2011.

Management Consultations with Other Independent Accountants

Area: In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts.

Comment: To our knowledge, the Company had no such consultations with other accountants.

Other Audit Findings or Issues

Area: We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors.

Comment: These discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with rule 17a-5 under the Securities Exchange Act of 1934. The method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

SUMMARY OF CORRECTED MISSTATEMENTS

During the course of our audit, we accumulate any differences between amounts recorded by the Company and amounts that we believe are required to be recorded under generally accepted accounting principles. Following is a summary of differences noted that management concurred with and have been recorded by the Company.

Account Description		Debit	Credit
Adjusting Journal Entries JE#1: To record depreciation			
7350	Depreciation	$12,485	
2201	Accumulated Depreciation		$12,485
	Total	**$12,485**	**$12,485**
Adjusting Journal Entries JE#2: To accrue income tax expense and adjust related liabilities to actual as of year end			
8003	Deferred State Taxes	$7,911	
9100	Federal Income Tax	4,488	
9110	State Income Tax	1,703	
1320	Prepaid Taxes Federal		$4,488
1321	Prepaid Taxes State		1,703
3210	Deferred Income Taxes		7,911
	Total	**$14,102**	**$14,102**
Adjusting Journal Entries JE#3: To record receivables which came in subsequent to audit fieldwork			
1105	B/D Commission Receivable	$4,042	
7000	B/D Commissions	2,734	
3100	Commissions Payable		$2,734
5050	Mutual Funds Revenue		4,042
	Total	**$6,776**	**$6,776**

SUMMARY OF UNCORRECTED MISSTATEMENTS

During the course of our audit, we accumulate any differences between amounts recorded by the Company and amounts that we believe are required to be recorded under generally accepted accounting principles. Following is a summary of differences noted that management concurred with that will not be recorded by the Company.

Account	Description	Debit	Credit
Passed Adjusting Journal Entry JE#1: To record current and past year's imputed interest on related party receivable			
1106	Account Rec. FSG	$ 4,960	
8100	Interest Income		$ 255
4500	Retained Earnings		4,705
	Total	**$ 4,960**	**$ 4,960**

REPORT ON INTERNAL CONTROLS

To the Board of Directors and Management
Financial Security Management, Inc.

In planning and performing our audit of the financial statements of Financial Security Management, Inc. as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Financial Security Management, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares, PLC

Witt Mares, PLC
August 4, 2011

ACCOUNTING AND AUDITING DEVELOPMENTS

FINANCIAL ACCOUNTING STANDARDS BOARD (FASB)

Amendments to Fair Value Measurements and Disclosures—Overall Subtopic (Subtopic 820-10) of the FASB Accounting Standards Codification, originally issued as FASB Statement No. 157, Fair Value Measurements

The amendments to Fair Value Measurements and Disclosures—Overall Subtopic (Subtopic 820-10) were made due to recommendations from financial statement users. The changes will provide a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. All entities that are required to make disclosures about recurring and nonrecurring fair value measurements are affected by these amendments. The new disclosures and clarifications of existing disclosures became effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010.

These amendments improve the transparency of financial reporting by requiring enhanced disclosures about the transactions related to assets and liabilities recorded at fair value. The following is required in the new and clarified disclosures:

a) amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and reasons for the transfer

b) separately presented information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3)

c) fair value measurement disclosures for each class of assets and liabilities (a class is a subset of assets or liabilities within a line item in the statement of financial position)

d) the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3

The enhanced disclosures created by these amendments will provide financial statement users with valuable information. Because of the varying degrees of subjectivity and reliability of Level 1, Level 2, and Level 3 fair value measurements, information about significant transfers between the three levels and the reasons for such transfers is useful. Additionally, by presenting information on purchases, sales, issuances, and settlements separately, users will be better able to identify the reasons for changes in the reporting entity's Level 3 fair value measurements.

We do not believe this amended guidance will have a significant impact on the Company's future financial reporting.

ACCOUNTING AND AUDITING DEVELOPMENTS (Concluded)

REGULATORY DEVELOPMENTS

The Securities and Exchange Commission (SEC) has proposed amendments to Rule 17a-5, *Reports to Be Made by Certain Brokers and Dealers*. The proposed amendments to Rule 17a-5 would require, among other things, a broker-dealer's annual report to include a financial report and either a compliance report examined by, or an exemption report reviewed by, an audit firm registered with the Public Company Accounting Oversight Board (PCAOB). In addition, the PCAOB has proposed two new attestation standards related to broker-dealers.

Witt Mares, PLC is currently a PCAOB registered audit firm and we would be qualified to continue as the Company's independent auditor should these proposed amendments and new standards be approved. The Company could experience an increase in audit time and cost as a result of these proposed amendments and new standards.

APPENDIX A: 2011 MANAGEMENT LETTER COMMENTS

Internal control is defined as ..."a process—affected by an entity's Board of Directors, Management, and other personnel—designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (a) reliability of financial reporting, (b) effectiveness and efficiency of operations, and (c) compliance with applicable laws and regulations."...

Prevention is the key word when assessing the effectiveness of internal control. A good system may detect an error or even fraud, but the truly effective system is preventive rather than detective. This basic tenet should be held paramount in the design of internal control. "Segregation of duties" remains as important in today's technology age as it always has, as is limiting the number of individuals with access to company assets by separating authorization, recording and custodial responsibilities. Building on these foundations, the Company can continue to further develop their procedures and controls to strengthen internal controls to fully meet the definition above.

RECOMMENDATIONS

During our audit, we made inquiries of Management and the accounting staff regarding current controls in place at the Company and performed walk through procedures for significant audit areas. There were no items noted during our procedures which need to be brought to the Board's attention.